UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d)AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Odyssey Marine Exploration, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

676118201
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 676118201	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
Two Seas Capital LP (FKA Kairos Capital Management LP)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,125,150

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,125,150

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,125,150

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

* Based on the number of Shares of Common Stock, par value $0.0001 per share, of the Issuer outstanding on October 31, 2020 as disclosed in Odyssey Marine Exploration, Inc.’s (the “Issuer”) Form 10-Q filed November 16, 2020.

CUSIP No. 676118201	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
Two Seas Capital GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,125,150

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,125,150

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,125,150

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

* Based on the number of Shares of Common Stock, par value $0.0001 per share, of the Issuer outstanding on October 31, 2020 as disclosed in the Issuer’s Form 10-Q filed November 16, 2020.

CUSIP No. 676118201	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
Sina Toussi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,169,163

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,169,163

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,169,163

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

* Based on the number of Shares of Common Stock, par value $0.0001 per share, of the Issuer outstanding on October 31, 2020 as disclosed in the Issuer’s Form 10-Q filed November 16, 2020.

CUSIP No. 676118201	13G	Page 5 of 9 Pages

Amendment No. 1 to Schedule 13G

Item 1(a)	Name of Issuer:

Odyssey Marine Exploration, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

205 S. Hoover Blvd., Suite 210
Tampa, Florida  33609

Item 2(a)	Name of Person Filing:

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

i)	Two Seas Capital LP (FKA Kairos Capital Management LP) (“TSC”);

ii)	Two Seas Capital GP LLC (“TSC GP”); and

iii)	Sina Toussi.

This statement relates to Shares (as defined in Item 2(d) below) held by the Two Seas Litigation Opportunities Fund LLC (FKA Kairos Litigation Opportunities Fund II LLC) (the “Litigation Fund”), Two Seas Duration Litigation Opportunities Fund LLC (FKA Kairos Duration Litigation Opportunities Fund LLC) (the “Duration Fund” and, together with the Litigation Fund, collectively the “Funds”) and Sina Toussi.  The principal business of TSC is providing investment advice as a registered investment adviser and serving as investment manager to the Duration Fund and Litigation Fund.  As such, TSC has been granted investment discretion over portfolio investments, including the Shares, held by or for the account of the Duration Fund and Litigation Fund, including the Funds’ voting and discretionary decisions.  TSC GP serves as general partner of TSC.  Sina Toussi serves as the chief investment officer of TSC and managing member of TSC GP.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 1 Read Court, Rye, New York 10580.

Item 2(c)	Citizenship:

i)	Two Seas Capital LP is a Delaware limited partnership;

ii)	Two Seas Capital GP LLC is a Delaware limited liability company; and

iii)	Sina Toussi is a United States citizen.

CUSIP No. 676118201	13G	Page 6 of 9 Pages

Item 2(d)	Title of Class of Securities:

Common Stock, par value $.0001 per share (the “Shares”)

Item 2(e)	CUSIP No.:

676118201

Item 3	If this statement is filed pursuant to §§ 240 13d-1(b), or 240 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4	Ownership:

(a)	Amount beneficially owned:

TSC – 1,125,150 shares

TSC GP – 1,125,150 shares

CUSIP No. 676118201	13G	Page 7 of 9 Pages

Sina Toussi – 1,169,163 shares

(b)	Percent of class:

TSC – 8.9%

TSC GP – 8.9%

Sina Toussi – 9.3%

(c)	Number of shares as to which TSC has:

(i) Sole power to vote or to direct the vote: 1,125,150

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,125,150

(iv) Shared power to dispose or to direct the disposition of: 0

 Number of shares as to which TSC GP has:

(i) Sole power to vote or to direct the vote: 1,125,150

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,125,150

(iv) Shared power to dispose or to direct the disposition of: 0

Number of shares as to which Sina Toussi has:

(i) Sole power to vote or to direct the vote: 1,169,163

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,169,163

(iv) Shared power to dispose or to direct the disposition of: 0

The Shares reported for Item 4 total 1,169,163, of which 204,901 are held by the Litigation Fund, 920,249 are held by the Duration Fund and 44,013 are held and beneficially owned by Sina Toussi.  TSC may be deemed to have sole power to vote and sole power to dispose of the Shares held by the Funds, through its capacity as investment adviser of the Funds.  TSC GP may be deemed to have sole power to vote and sole power to dispose of the Shares held by the Funds, through its capacity as general partner of TSC.  Sina Toussi may be deemed to have sole power to vote and sole power to dispose of the Shares he directly owns and may be deemed to have sole power to vote and sole power to dispose of the Shares owned by the Funds, through his capacity as Managing Member of each Fund Manager and TSC.

CUSIP No. 676118201	13G	Page 8 of 9 Pages

The aforementioned shares reported for Item 4 include warrants totaling 420,804, of which 85,476 are held by the Litigation Fund and 335,328 are held by the Duration Fund.

The percentages reported for Item 4(b) are calculated based on a total of 12,208,201 Shares outstanding on October 31, 2020 as disclosed in the Issuer’s Form 10-Q filed November 16, 2020.

Item 5	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See disclosure in Item 4, which is incorporated by reference herein.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2, which is incorporated by reference herein.

Item 8	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated February 10, 2021, by and among Two Seas Capital LP, Two Seas Capital GP LLC and Mr. Toussi.

CUSIP No. 676118201	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 10, 2021	Two Seas Capital LP

By Two Seas Capital GP LLC, its General Partner

	By:	/s/ Sina Toussi
Sina Toussi
Managing Member

Dated: February 10, 2021	Two Seas Capital GP LLC

	By:	/s/ Sina Toussi
Sina Toussi
Managing Member

Dated: February 10, 2021	Sina Toussi

	By:	/s/ Sina Toussi